SILK INVEST NEW HORIZONS FRONTIER FUND

SERVICE CLASS

ADMINISTRATIVE SERVICES PLAN

This Administrative Services Plan (the “Plan”) has been adopted by Unified Series Trust (the “Trust”), an Ohio business trust, on behalf of the Service Class of the Silk Invest New Horizons Frontier Fund (the “Fund”). The Plan has been approved by a majority of the Trust’s Board of Trustees (the “Board”), including a majority of the Trustees who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended) of the Trust or the Fund, and who have no direct or indirect financial interest in the operation of the Plan (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on such Plan.

The Fund anticipates retaining various financial institutions (the “Service Organizations”) to perform certain account administrative services with respect to beneficial owners of the Fund’s Service Class shares (the “Customers”) pursuant to agreements between the Trust, the Fund’s distributor, transfer agent and/or Silk Invest Limited, the Fund’s investment adviser (the “Adviser”), on behalf of the Service Class of the Fund, and such Service Organizations.

In approving the Plan, the Board determined that adoption of this Plan would be prudent and in the best interests of the Fund and its Service Class shareholders. Such approval by the Board included determinations, in the exercise of its reasonable business judgment and in light of its fiduciary duties, (i) that the types of services described below and to be provided by the Service Organizations and compensated by the Fund pursuant to this Plan constitute shareholder services provided to Customers, and not distribution services; (ii) that the compensation to be paid to the Service Organizations pursuant to this Plan appears to be reasonable in relation to the value of the services provided to the Service Class shares of the Fund and the benefit received by the Fund and its shareholders; (iii) that, if not provided by the Service Organization, the Fund would be obligated to retain other entities to perform such services; and (iv) there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders.

The provisions of the Plan are as follows:

1.    PAYMENTS BY THE FUND FOR ADMINISTRATIVE SERVICES PROVIDED TO FUND SHAREHOLDERS

The Fund, on behalf of its Service Class, shall make payments to the Service Organizations. Alternatively, the Fund may reimburse the Adviser, the Fund’s distributor or transfer agent for payments made by the Adviser, distributor or transfer agent to the Service Organizations. The payments shall be made as of the last business day of each month, and shall be calculated at an annual rate of up to 0.15% of the average value of the daily net assets of the Service Class of the Fund. Any payments received by the Adviser, distributor or transfer agent pursuant to this Plan are reimbursement payments only. Any payments received by the Adviser pursuant to this Plan are in addition to fees paid by the Fund pursuant to the Fund’s management agreement.

2.	ADMINISTRATIVE SERVICES

For purposes of this Plan, Service Organizations may be paid for making available services to Customers that include, but are not limited to: (a) acting as record holder and nominee of Service Class shares beneficially owned by the Service Organizations Customers; (b) providing sub-accounting services to such Customers; (c) processing and issuing confirmations with respect to orders to purchase, redeem or exchange Service Class shares; (d) processing dividend payments; and (e) providing periodic account statements (collectively, “Administrative Services”). The Fund may not compensate a Service Organization for Administrative Services provided with respect to any other class of shares of the Fund, other than Service Class shares.

3.	FORM OF AGREEMENT

No payments shall be made pursuant to this Plan to any Service Organization unless such Service Organization has entered into a written agreement with the Trust, the Fund’s distributor, transfer agent and/or the Adviser (an “Agreement”) that specifies the Administrative Services to be performed by such Service Organization and also sets forth the amount of, or the method for determining, the compensation to be paid by the Fund to the Service Organization. Each Agreement further shall provide that the compensation to such Service Organization shall be based upon the average daily net assets beneficially owned by its Customers in the Service Class shares of the Fund.

To the extent practicable, each Agreement shall provide that the obligations of the Trust and the Fund under such Agreement shall not be personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but shall be binding solely against the Fund’s property allocable to its Service Class. No other series of the Trust shall be responsible for the Fund’s obligations under this Plan or any Agreement, nor shall the Fund be responsible for the obligations of any other series of the Trust.

4.	EFFECTIVE DATE AND DURATION OF PLAN

The Plan shall become effective as of the date set forth below. This Plan shall continue in effect until terminated as to the Service Class of the Fund at any time by vote of the Board, including a majority of Independent Trustees of the Trust, or by vote of a majority of the outstanding voting securities of the Service Class of the Fund.

5.	PERIODIC REPORTS

During the existence of this Plan, the Adviser shall provide quarterly reports to the Board of the amounts so expended and the purposes for which such expenditures were made. In addition, no less than annually, the Adviser and/or the Trust’s administrator shall provide sufficient information regarding expenditures paid hereunder to the Trust’s Board of Trustees. Such information shall compare amounts paid under this Plan to the amounts that would otherwise have been paid to Ultimus Asset Services, Inc., (“UAS”) in its capacity as the Trust’s administrator, fund accountant and transfer agent, if the Administrative Services had been performed directly by UAS rather than by Service Organizations. The Trust’s Board of Trustees shall determine whether payments under this Plan continue to satisfy the policies set forth in this Plan.

6.	AMENDMENTS

This Plan may not be amended unless approved by at least a majority of the Independent Trustees of the Trust.

7.     RECORDKEEPING

The Trust shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of the Plan, the first two years in an easily accessible place.

Date: February 12, 2018